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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32361

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2016 AND ENDING April 30, 2017

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kenneth Jerome and Company, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

147 Columbia Turnpike
(No. and Street)

Florham Park	**New Jersey**	**07932**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Kaplon, President **(973) 966-6669**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

95 Locust Avenue	**Red Bank**	**NJ**	**07701**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

RMS

OATH OR AFFIRMATION

I, **Robert Kaplon, President**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Kenneth Jerome and Company, Inc.**, as of **April 30, 2017**, are true and correct. I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title



Notary Public

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3 (Exemption Report)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KENNETH JEROME AND COMPANY, INC.
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
AT APRIL 30, 2017

KENNETH JEROME AND COMPANY, INC.
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
AT APRIL 30, 2017

Table of Contents

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565 | 95 Locust Avenue
Fax (732) 747-1230 | Red Bank, NJ 07701
LKremerCPA.com | LeighKremer@verizon.net

Independent Auditor's Report

The Shareholders
Kenneth Jerome and Company, Inc.

We have audited the accompanying statement of financial condition of Kenneth Jerome and Company, Inc, as of April 30, 2017 and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended. These financial statements are the responsibility of Kenneth Jerome and Company, Inc.'s management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenneth Jerome and Company, Inc., as of April 30, 2017 and the results of operations, changes in shareholder equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit

procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Leigh J. Kremer, CPA
Red Bank, New Jersey
June 26, 2017

Kenneth Jerome and Company, Inc.
Statement of Financial Condition
As of April 30, 2017

ASSETS

Current assets:	
Cash & cash equivalents	$41,553
Deposit at clearing broker	25,000
Commissions receivable	16,200
Total Current Assets	$82,753
Total Assets	$82,753

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$7,165
Total Current Liabilities	$7,165
Shareholder's Equity:	
Common stock	$370
Additional paid in capital	30,000
Retained earnings	45,218
Total Shareholder's Equity	75,588
Total Liabilities & Shareholder's Equity	$82,753

Please see the notes to the financial statements.

Kenneth Jerome and Company, Inc.
Statement of Operations
For the Year Ended April 30, 2017

Commission & other revenues	$588,168
Clearing expenses	(58,226)
Gross margin	$529,942
General and administrative expenses:	
Salaries	$265,482
General administration	273,963
Total general and administrative expenses	539,445
Loss from operations	($9,503)
Other income:	
Other income	270
Interest & dividend income	19
Net loss before income tax provision	($9,214)
Provision for income taxes	(1,500)
Net loss	($10,714)

Please see the notes to the financial statements.

Kenneth Jerome and Company, Inc.
Statement of Cash Flows
For the Year Ended April 30, 2017

Operating activities:	
Net loss	($10,714)
Changes in other operating assets and liabilities:	
Commissions receivable	7,392
Accounts payable & accrued expenses	(2,130)
Net cash used by operations	($5,452)
Net decrease in cash during the fiscal year	($5,452)
Cash at April 30, 2016	47,005
Cash at April 30, 2017	$41,553
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$1,500

Please see the notes to the financial statements.

Kenneth Jerome and Company, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended April 30, 2017

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at April 30, 2016	$370	$30,000	$55,932	$86,302
Net loss			(10,714)	(10,714)
Balance at April 30, 2017	$370	$30,000	$45,218	$75,588

Please see the notes to the financial statements.

Kenneth Jerome and Company, Inc.
Notes to the Financial Statements
For the Year Ended April 30, 2017

1. Organization

Kenneth Jerome and Co., Inc. (the Company) is a privately held corporation formed for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission revenues and related fees are recorded when they become due and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of April 30, 2017, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. All tax returns from fiscal years 2014 to 2016 are subject to IRS audit.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash and cash equivalents, commission receivable, deposit with clearing broker, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at April 30, 2017 because of their short-term nature.

4. Commitments and Contingencies

The Company is committed to a non-cancelable lease for office space in Florham Park, New Jersey, expiring in fiscal year 2019. The remaining minimum payments due under the lease are as follows.

2017	$13,728
2018	$20,592
2019	$8,580
Net minimum lease payments	$42,900

Rent expense for the fiscal year 2017 was $20,592.

5. Provision for Income Taxes

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes	($9,214)
Current tax expense:	
Federal (net of Net Operating Loss and Special Deductions)	$0
State (statutory minimum)	$1,500
Total	$1,500
Add deferred tax payable (benefit):	
Timing differences	0
Allowance for recoverability	0
Provision for income taxes	$1,500

6. Subsequent Events

The Company has made a review of material subsequent events from April 30, 2017 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II

Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Shareholder's equity	$75,588
DEBITS:	
Nonallowable assets:	
Other receivable	$0
NET CAPITAL	$75,588
Haircuts	$0
ADJUSTED NET CAPITAL	$75,588
Minimum requirements of 6-2/3% of aggregate indebtedness or $50,000, whichever is greater.	$50,000
EXCESS NET CAPITAL	$25,588
AGGREGATE INDEBTEDNESS:	$7,165
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	9.48%
Excess net capital previously reported	$25,588
Excess net capital per this report	$25,588

Kenneth Jerome and Company, Inc.
147 Columbia Turnpike
Florham Park, NJ 07932

Schedule III
April 30, 2017

Rule 15c3-3 Exemption Report

Kenneth Jerome and Company, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Kenneth Jerome & Company, Inc. states the following:

Kenneth Jerome and Company, Inc. claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Kenneth Jerome and Company, Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.



Robert Kaplon
President

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Kenneth Jerome and Company, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Kenneth Jerome and Company, Inc. claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) Kenneth Jerome and Company, Inc. stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Kenneth Jerome and Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Kenneth Jerome and Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Leigh J Kremer, CPA
Red Bank, NJ.
June 26, 2017

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

The Shareholders
Kenneth Jerome and Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended April 30, 2017, which were agreed to by Kenneth Jerome and Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kenneth Jerome and Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kenneth Jerome and Company, Inc.'s management is responsible for compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Leigh J Kremer, CPA
Red Bank, NJ
June 26, 2017